FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 24, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Appoints a Chief Financial Officer

Moscow, Russian Federation – April 24, 2006 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announces the appointment of Mr Vsevolod Rozanov as the Company’s new Vice-President, Chief Financial Officer (CFO).

On April 24, 2006 Mr Vsevolod Rozanov was appointed to the position of Vice-President, CFO. He was previously Deputy General Director for Economics and Finance at Comstar – United TeleSystems OJSC (Comstar UTS).

Commenting on Mr Rozanov’s appointment, the Chairman of MTS’ Board of Directors and General Director of Sistema Telecom Sergey Schebetov said: “A top priority for MTS as dictated by its shareholders is to increase the Company’s efficiency and market capitalization. In order to do this, MTS needs to further strengthen its financial planning, maintain flexible cost management and have a clear understanding of investors’ expectations. In our opinion, Mr Rozanov possesses the relevant work experience needed at MTS. On the one hand, he worked for many years in management consulting and will be able to provide an objective view of the Company so as to propose effective professional solutions. On the other hand, he played an active role in the integration of Sistema’s fixed-line operators and in the successful Initial Public Offering (IPO) of Comstar UTS in February 2006.”

The acting President and CEO of MTS, Mr Leonid Melamed commented: “I have known Mr Vsevolod Rozanov for a long time. He possesses the required management experience in both the financial and the telecommunications industries. His appointment is an obvious strengthening of our management team at an important stage for the Company.”

Boris Podolski, the acting CFO, will return to his position as MTS’ Director of Corporate Reporting and Compliance.

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Biography

Mr Vsevolod Rozanov was born on July 30, 1971 in Moscow. He is a graduate of the Lomonosov Moscow State University, majoring in Economics.

In 1993-2001, Mr Rozanov held various consulting positions at Bain&Company, Inc. in Moscow, London and Stockholm.

Joined MTU-Inform in 2002 as Deputy General Director for Economics and Finance. In 2004, Mr Rozanov was appointed Deputy General Director for Economics and Finance of Comstar UTS. Coordinated the preparation for Comstar UTS’ IPO on the London Stock Exchange.

Mr Rozanov is married with two sons.

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For further information, please contact:

Mobile TeleSystems, Moscow	tel: +7 495 223 2025
Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 61.05 million subscribers. The regions of Russia, as well as Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of approximately 233.1 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Comstar UTS is a leading provider of integrated communications services in Moscow and the Moscow region in terms of revenues and subscribers and also offers communications services in other regions of Russia and the CIS. Comstar UTS had over 4 million subscribers at December 31, 2005. Comstar UTS offers voice, data and Internet, pay-TV and various value-added services to corporate, operator and residential subscribers, using its alternative and traditional fixed-line networks. In February 2006 Comstar UTS has completed its initial public offering with shares listed on the Moscow Stock Exchange and on the London Stock Exchange under the symbol “CMST”.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Leonid Melamed
	Name:	Leonid Melamed
	Title:	Acting CEO

Date: April 24, 2006